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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,        May                                        2006
                         -------------------------------------     -------------
Commission File Number   000-23464
                         -------------------------------------     -------------

                                Hummingbird Ltd.
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                 (Translation of registrant's name into English)

                1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

              Form 20-F                     Form 40-F      X
                        ----------------                  ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                           No   X
                  ------------------            ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________

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                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1 NEWS RELEASE DATED MAY 26, 2006 "HUMMINGBIRD LTD. TO BE ACQUIRED BY SYMPHONY TECHNOLOGY GROUP FOR US$26.75 PER SHARE"


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                                                                      DOCUMENT 1


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[HUMMINGBIRD GRAPHIC OMITTED]


HUMMINGBIRD LTD. to be acquired by SYMPHONY TECHNOLOGY GROUP for US$26.75 per share

TORONTO, ON - May 26, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions and network connectivity solutions, today announced that it has entered into a definitive agreement with affiliates of Symphony Technology Group under which a company owned by Symphony will acquire all of Hummingbird's outstanding shares pursuant to a plan of arrangement in an all-cash transaction valued at US$26.75 per share, or approximately US$465 million.

As part of the transaction, Tennenbaum Capital Partners, LLC ("Tennenbaum Capital") will invest $135 million to finance the transaction.

Hummingbird's Board of Directors, acting on the unanimous recommendation of the Special Committee of the Board of Directors, unanimously approved the transaction and has determined that the transaction is fair to Hummingbird shareholders and in the best interests of Hummingbird. The Board of Directors is recommending that Hummingbird shareholders vote in favour of the transaction. In connection with the transaction, Lehman Brothers has acted as financial advisor to the Board of Directors and Banc of America Securities LLC has provided certain financial advisory services to the Special Committee

"This transaction will, on closing, generate an immediate cash return for Hummingbird shareholders and will allow the company to continue to focus on delivering leading ECM and network connectivity solutions for the benefit of our other stakeholders," said Fred Sorkin, Hummingbird's Chairman and Co-founder. "We are pleased that Symphony has recognized Hummingbird's success to date and look forward to this next stage in the company's life."

"Hummingbird's solutions in both the enterprise content management and connectivity sectors are clear market leading solutions with proven track records of delivering compelling value to clients. We are pleased to have the opportunity to continue to build upon the strong franchise that the Hummingbird management team has developed over the past number of years," said Dr. Romesh Wadhwani, Chief Executive Officer and Managing Director of Symphony Technology Group.

"We are pleased to continue our relationship with Symphony by financially supporting this transaction which will permit Hummingbird to continue its growth plans," said Michael E. Tennenbaum, Founder and Senior Managing Partner Tennenbaum Capital Partners.

Each of Fred Sorkin, the Chairman of the Board of Directors, and Barry Litwin, Hummingbird's President and Chief Executive Officer, have entered into a support agreement with Symphony's subsidiaries pursuant to which, among other things, have agreed to vote in favour of the transaction. Mr. Sorkin and Mr. Litwin collectively own approximately 2.14 million Hummingbird shares (representing approximately 12.3% of the outstanding Hummingbird shares).

The transaction is to be carried out by way of a statutory plan of arrangement and will be subject to the approval of two-thirds of the votes cast by Hummingbird's shareholders at a meeting of shareholders, currently expected to be held in late July, as well as court approval. The transaction is also subject to certain other customary conditions, including the receipt of regulatory approvals. The proposed transaction is expected to close at the end of July, shortly after receipt of shareholder and court approvals.

Hummingbird expects to send an information circular relating to the transaction to shareholders in mid June. A copy of the agreement providing for the transaction will be filed with the Canadian securities regulators. The information circular and the agreement providing for the transaction will be available at www.sedar.com.

Conference Call

Hummingbird will hold a teleconference call at 10:00 a.m. Eastern N.A. time today to discuss the press release. Those wishing to participate should call 416-644-3432 (Toll-Free 866-250-4877) ten minutes prior to the start time. Rebroadcasts of the teleconference will be available after the teleconference concludes on the Company's website, or by calling 416-640-1917 (Toll-Free 877-289-8525), Pass-code 21191134#

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

About Symphony Technology Group

Symphony Technology Group (STG) is a strategic holding company that helps companies maximize operational efficiencies in the enterprise software and services market. With years of deep operational experience to draw upon, STG companies can leverage strong personal networks, vast financial and operational resources and a history of excellence to empower their clients' success today and tomorrow. STG is actively engaged with each Group company, providing the strategic insight needed to achieve business performance and revenue growth through innovation. Headquartered in Palo Alto, Calif., STG is a $1.2 billion strategic holding company that employs more than 7,000 employees worldwide across its companies. For more information, visit www.symphonytg.com.

Forward-Looking Statements
--------------------------
Forward-looking statements in this press release, including statements relating to the date of delivery of an information circular and the closing date for the transaction are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to Hummingbird. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to Hummingbird's ability to close the transaction in the time period anticipated, if at all, which is dependent upon Hummingbird's ability to receive the requisite regulatory approvals and to comply with the closing conditions to the transactions, some of which are beyond Hummingbird's control. Forward-looking statements are based on management's current plans, estimates, opinions and projections, and Hummingbird assumes no obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change. The Board of Directors of Hummingbird reviewed and approved this press release prior to it being issued.

For more information, please contact:

Inder Duggal                                Dan Coombes
Chief Financial Officer                     Director, Investor Relations
Hummingbird Ltd.                            Hummingbird Ltd.
Tel: 416 496-2200 ext.2205                  Tel: 416 496-2200 ext.6359
inder.duggal@hummingbird.com                dan.coombes@hummingbird.com

Michele Stevenson
Senior Manager, Corporate Communications
Hummingbird Ltd.
Tel: 416 496-2200 ext. 2263
michele.stevenson@hummingbird.com

William Chisholm
Managing Director
Symphony Technology Group
650-935-9500

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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HUMMINGBIRD LTD.
                                        ----------------------------------------
                                                      (Registrant)

Date:   May 26, 2006                    By:  /s/ Inder P.S. Duggal
        -------------------------           ------------------------------------
                                            Name:  Inder P.S. Duggal
                                            Title: Chief Financial Officer,
                                                   Secretary and Treasurer